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SEC Mail Processing Section
FEB 28 2017
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69731

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brown Brothers Harriman Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard D. Ham 212-493-7939
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard D. Ham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brown Brothers Harriman Investments LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal Financial Officer

Title

WAYNE A. AGARD
Notary Public, State of New York
No. 02AG6328113
Certificate Filed in New York County
Commission Expires July 27, 2019

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brown Brothers Harriman Investments LLC

Statement of Financial Condition and Accompanying Notes Pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934

December 31, 2016

BROWN BROTHERS HARRIMAN INVESTMENTS LLC

TABLE OF CONTENTS

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Brown Brothers Harriman Investments, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Brown Brothers Harriman Investments, LLC (the "Company") as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2017

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us

Brown Brothers Harriman Investments LLC
Statement of Financial Condition
December 31, 2016 (In Thousands of U.S. Dollars)

		2016
Assets		
Cash	$	1,328
Receivable from Parent		96
Total assets	$	1,424
Liabilities and Capital		
Accrued expenses	$	208
Total liabilities		208
Capital		1,001
Retained earnings		215
Total liabilities and capital	$	1,424

The accompanying notes are an integral part of the statement of financial condition.

1. Organization

Brown Brothers Harriman Investments LLC (the "Company") was granted membership with the Financial Industry Regulatory Authority ("FINRA") on May 2, 2016, and commenced operations on September 1, 2016. The Company is a wholly-owned subsidiary of Brown Brothers Harriman and Co. (the "Parent"). The Parent is the sole member of the Company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA as an Introducing Broker-dealer. The Company acts primarily as a distributor of the Parent's mutual funds and as a placement agent for the Parent's private investment funds.

2. Significant Accounting Policies

Basis of Presentation — The financial statements are prepared in conformity with the accounting principles generally accepted in the United States of America ("U.S. GAAP"). Revenue is recognized in the period earned and expenses are recognized in the period incurred.

Use of Estimates — The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities as of the date of the financial statements. Estimates, by their nature, are based on judgment and available information. Actual results could differ from the estimates. Accounting estimates reflected in the financial statements include accruals for professional fees.

Cash and Cash Equivalents — The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less when purchased. As of December 31, 2016, there were no cash equivalents.

The Company maintains substantially all cash at one major financial institution, which exceeds the FDIC insured amount.

Fair Value of Financial Assets and Liabilities — Financial assets and liabilities are recorded at their carrying amounts that approximate fair value.

3. Income Taxes

As a single member LLC, the Company is a disregarded entity for U.S. federal, state and local income tax purposes. Accordingly, there is no provision for income taxes.

The Company recognizes the tax benefits of any uncertain tax positions only when the position is "more likely than not" to be sustained assuming examination by tax authorities, including resolutions of any related appeals or litigation processes, based on the technical merits. The Company reviews and evaluates tax positions in its major jurisdictions (where the Company is organized or registered to do business) and determines whether or not there are uncertain tax positions that require financial statement recognition. As of December 31, 2016, no reserves for uncertain tax positions were required to be recorded. The Company is not aware of any tax positions: for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. As a result, no income tax liability has been recorded in the accompanying financial statements.

(In Thousands of U.S. Dollars)

4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the minimum net capital requirement pursuant to Uniform Net Capital Rule 15c3-1 of the U.S. Securities Exchange Commission (the "Rule"). Under the Rule, the Company is required to maintain minimum net capital, as defined under the rule, equal to the greater of $5 or 12-1/2% of aggregate indebtedness. At December 31, 2016, the Company had net capital of $1,120, which exceeded required net capital by $1,094, and a ratio of aggregate indebtedness to net capital of 18.58 to 1.

5. Related Party Transactions

Parent Company Allocation — The Company receives services from its Parent, which provides the use of its employees, facilities and other assets. Expenses incurred by the Parent that are directly related to the Company's distribution activities are specifically allocated to the Company, and other shared costs such as employees, facilities, and other assets are allocated to the Company based on the fixed cost noted in the Administrative Services Agreement. For the year ended December 31, 2016, the Parent allocated $1,474 in personnel expense, $240 in office space expense, $101 in technology expense, $20 in other expenses, and $2 in professional fees.

Reimbursement From Parent — The Company provides services related to the distribution of mutual funds and private placements of interests in the private funds offered by the Parent. The business of the Company is limited to the private placement of investment products offered by affiliates. In September 2016, in its role as a mutual fund distributor, the Company entered a selling agreement with the Parent. In this agreement, the Company is compensated 110% of its operating expenses. During 2016, the Company earned service fee income of $2,344. At December 31, 2016, the Company's receivable from its Parent was $96 related to this agreement.

6. Exemption to Securities Exchange Act Rule 15c3-3

The Company does not process transactions for investors directly and has no role with respect to the custody, clearance or settlements of registered investment companies or securities relating to such transactions. The Company claims an exemption under Section (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act.

7. Subsequent Events

Subsequent events have been evaluated through the date of issuance of the financial statements on February 24, 2017. Based on such evaluation, no events were discovered that required disclosure or adjustment to the financial statements.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SEC Mail Processing Section FEB 28 2017 Washington DC 416

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

BROWN BROTHERS HARRIMAN INVESTMENTS LLC
ATTN: RICHARD HAM, 17TH FLOOR
140 BROADWAY
NEW YORK, NY 10005

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Richard Ham 212-493-7939

2. A. General Assessment (item 2e from page 2) $ 5,865

B. Less payment made with SIPC-6 filed (**exclude interest**) (0)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5,865

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,865

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,865

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brown Brothers Harriman Investments LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 23 day of February, 20 17.

FinOp
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2016
and ending December 31, 2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,345,809
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 2,345,809
2e. General Assessment @ .0025	$ 5,865

(to page 1, line 2.A.)

pwc

Report of Independent Accountants

To the Management of Brown Brothers Harriman Investments, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Brown Brothers Harriman Investments, LLC ("the Company") and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the period September 1, 2016 to December 31, 2016, solely to assist the specified parties in evaluating Brown Brothers Harriman Investments, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment on page 1, item 2F of Form SIPC-7 with the respective cash disbursement record entry, as follows: payment dated February 23, 2017 in the amount of $5,865 compared to wire record UID X56168. No differences noted.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the period September 1, 2016 to December 31, 2016 to the Total revenue amount of $2,345,809 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2016. No differences noted.

3. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $2,345,809 and $5,865, respectively of the Form SIPC-7. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the Board of Directors of Brown Brothers Harriman Investments, LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2017